Stephen Lebowitz Chief Legal Officer	Globe Specialty Metals, Inc One Penn Plaza 250 W 34th St – Ste 2514 NY, NY 10119 Phone: 212-798-8136 Fax: 212-798-8185 slebowitz@glbsm.com
June 8, 2009
VIA EDGAR AND FEDEX
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Globe Specialty Metals, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed November 3, 2008 File No. 333-152513
Dear Mr. Schwall:
     This letter is in response to your letter dated November 21, 2008. We have set forth your comments followed by the Company’s responses. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on November 3, 2008.
General
1.	Numerous blanks remain throughout your registration statement. We will need sufficient time to review all new exhibits and new disclosure, including changes to the Use of Proceeds section and any text you add in response to prior comments 35 and 36. We may have additional comments.

We have completed many of the items previously left blank. Due to continuing volatile and uncertain market conditions, we have not yet determined the offering size or the proposed offering price range. We will provide information pertaining to the offering size and value in a future amendment.

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Prospectus Summary, page 1
Overview, page 1
2.	We note your disclosure that the increase in silicon metal and silicon-based alloy prices have provided for significant revenue growth and increased profitability. Please expand this disclosure to address the impact worldwide economic conditions, which you address beginning on page three, are expected to have on these prices and the related growth in revenue and profitability.

We have significantly revised the discussion of the industry, both in the summary beginning on page 3 and in the “Industry” section beginning on page 53 in response to the changes in worldwide economic conditions and their effects on the silicon metal and silicon-based alloys markets.
Our Business, page 3
3.	We note your partial response to our previous comment 6. Please file via EDGAR the portion of the response you provided to us supplementally. Also file as exhibits all required Rule 436(a) consents, including the consent from CRU International Limited.

CRU International Limited describes itself as an “independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors.” We understand that CRU was founded in the late 1960s and employs more than 200 people in London, Beijing, Santiago, Sydney and in various cities in the United States to conduct research. CRU regularly publishes numerous reports on a subscription basis reporting industry data, and CRU data is widely cited in publications in circulation in the metals industry. Additional information about CRU can be found at its website, www.crugroup.com.

We did not commission CRU to collect the data disclosed in our prospectus, but only cited CRU’s regularly published reports. We subscribe to CRU’s silicon metal reports, and we understand that CRU has about 110 subscribers to their silicon metal reports. We do not have any relationship with CRU other than as a subscriber to its reports. CRU uses their own techniques for gathering and analyzing industry data. Indeed, we have no opportunity to comment on the data published in their reports.

We note that at least one other registrant, General Cable Corp., filed a registration statement (Form S-4 filed on 2/12/04) citing market data published by CRU and was not required to file the consent of CRU with their registration statement.

Because the cited data was not collected for us, was prepared independent of us, is regularly published, is available to the public by subscription, is purchased by numerous subscribers and is widely cited in the metals industry, we respectfully submit that CRU’s data should not be deemed to be the type of specially commissioned report or opinion that requires the consent of an expert. Accordingly, there are no consents required by Rule 436(a) to be filed as exhibits.

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In previously furnishing supplemental information, we understood that this information is not required to be furnished through the EDGAR system, and for reasons of confidentiality, we prefer to furnish this information exclusively in paper format. Further, the prospectus data supported by the previously furnished supplemental information has been updated with more recent data, and we are compiling the backup information for this more recent data, which we will provide as a supplement to the Staff. We expect that this backup information will be composed of paper copies of pages extracted from various subscription publications and also paper copies of certain company written internal analyses. We are not entitled to make public the entire content of the pages extracted from various subscription publications provided to the Staff as supplemental information and desire to retain as non-public our internal analyses. Accordingly, we desire that this information be returned to us following the completion of the Staff’s review. We understand that under Rule 418(b)(4) it is a condition to such return that the material not be filed in an electronic format. Accordingly, we desire not to provide this data through the EDGAR system.

4.	We note the new disclosure regarding your plans to open a new facility for Solsil in Ohio. Please provide a timeline for construction of such plant, including when you expect the plant to be operational.

We have updated the disclosure with respect to the construction of the Solsil facility in Ohio on pages 3, 6 and 59.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Net Sales, page 36
5.	We note your disclosure under this heading that “The timing of the acquisitions of GMI, SG and Globe Metais during fiscal year 2007 resulted in incremental sales of approximately $77,300,000, $14,900,000, and $42,800,000, respectively, in the fiscal year ended June 30, 2008, based on the annualized post-acquisition 2007 period.” Please expand your disclosure to clarify your use of the phrase `annualized post-acquisition, 2007 period.’

We have revised the net sales comparisons for our fiscal year ended June 30, 2008 vs. 2007 on page 39 to clarify the incremental sales associated with the entities we acquired in fiscal 2007.
GSM (Successor) Fiscal Year Ended June 30, 2007 vs. GSM (Predecessor) Fiscal Year Ended June 30, 2006, page 37
6.	We note your response to prior comments 20 and 21. Please modify your discussion of the comparison of the results of operations of the successor as compared to the predecessor to items that were not impacted by the change in basis or change in management, such as direct revenues and direct operating expenses and other operating information. Please also consider supplementing your discussion of historical results of operations with pro forma results. Refer to Document C to the April 9, 2008, as amended June 9, 2008, SEC Regulations Committee which can be located on their website at:

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http://www.thecaq.org/resources/secregs/pdfs/discussdocs/Discussion Document C 04092008 Joint Meeting.pdf.

We have modified our discussion of the comparison of the results of operations of the successor as compared to the predecessor on pages 41 and 42.

Our understanding is that Rule 11-02(c)(2)(i) of Regulation S-X requires pro forma condensed statements of income for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. We believe that the additional results of operations presentations for the nine months ended March 31, 2009 vs. the nine month period ended March 31, 2008, and the fiscal year ended June 30, 2008 vs. 2007 provide sufficient relevant information including the impact of the acquired revenues, such that the inclusion of supplemental pro forma amounts for fiscal year ended June 30, 2007 vs. fiscal year ended June 30, 2006 is unnecessary.
Business, page 55
7.	We note your inclusion of a measure for Average cost per MT ($/MT) over the last six quarters and your related footnote item (b) indicating “Cost per MT excludes depreciation and amortization and is net of by-product sales.” Please modify your presentation to include inventoriable costs of assets incident to or necessary for production or manufacturing, including applicable depreciation, depletion and amortization, or explain to us why it is appropriate to disclose this measure in your filing. If you determine it is appropriate to disclose this measure, please revise your caption to refer to this measure in a manner that more clearly explains how it is calculated and include all disclosures required by Question 8 of the Division of Corporation Finance’s June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

We have modified the presentation on page 58 to remove the measure of average cost per MT.
Certain Relationships and Related Party Transactions, page 87
8.	We note our previous comment 33. Please briefly explain why the silicon metal supply agreement, operations agreement and facility site lease with Solsil are not filed as exhibits to your registration statement.

The silicon metal supply agreement, operations agreement and facility site lease with Solsil are not material contracts as that term is defined in Regulation S-K 601(b)(10). They were entered into in the ordinary course of our business with Solsil, our 81% owned subsidiary and therefore need only be filed to the extent they fall within one of the specified categories. They are not contracts with a related person referred to in 10(ii)(A) of Item 601, we are not substantially dependent upon them, they do not provide for the acquisition or sale of property exceeding 15% of our fixed assets on a consolidated basis and the facility site lease is not a material lease.

9.	Explain why you deleted any reference to Norchem in this section and identify the Norchem President who owns the other 50% of Norchem, if such person is a related party.

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Neither Norchem nor the President of Norchem is a related person as that term is defined in Regulation S-K 404. The arrangement with Norchem was entered in the ordinary course of our business, the arrangement is not a contract with a related person, we are not substantially dependent upon the arrangement, it does not provide for the acquisition or sale of property exceeding 15% of our fixed assets on a consolidated basis and it is not a material lease.
15) Commitments and Contingencies, page F-31
(i) Joint Development Supply Agreement, page F-33
10.	You disclose under this heading “As part of this agreement, BP Solar paid Solsil $10,000 as an advance for research and development services and facilities construction. A portion of this amount would be refundable to BP Solar if the Company fails to perform under certain terms of the agreement. No revenue associated with this agreement has been recognized in earnings as of June 30, 2008.” Please add an accounting policy footnote to explain how you will account for the transactions associated with the joint development supply agreement with BP Solar and cite the specific accounting literature you intend to rely upon, if applicable.

The contract with BP Solar contains multiple deliverables and will be accounted for under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). In our Consolidated Financial Statements, our revenue recognition policy in Note 2 Summary of Significant Accounting Policies, subpart (c) as well as the Joint Development Supply Agreement disclosure in Note 15 Commitments and Contingences subpart (i) have been updated to reflect this accounting policy.

We believe the additional disclosures in the Consolidated Financial Statements are adequate until significant revenue is recognized relative to the Joint Development and Supply Agreement.

(18)	Share-Based Compensation, page F-36

11.	We note your disclosure on page F-38 that “For the years ended June 30, 2008 and 2007, share-based compensation expense was $8,176 ($2,903 after tax) and $512 ($312 after tax), respectively.” Based on this statement, please tell us why you have reflected the sum of these two fiscal periods, totaling $8,688 as one line item in the Consolidated Statements of Changes in Stockholders’ Equity for the fiscal year ended June 30, 2008.

In our Consolidated Financial Statements, Note 2 Summary of Significant Accounting Policies, subpart (k) respective to Share-Based Compensation discusses the fact that the Company amended its Stock Option Plan effective March 30, 2008. Pursuant to the amendment, provisions in the Stock Option Plan for net cash settlement were removed and all outstanding awards were converted from liability-classified awards to equity-classified awards. Based on this change in classification, the Company reclassified its accumulated liability for share-based compensation from other long-term liabilities to additional paid in capital. Further, as disclosed in Note 18 Share-Based Compensation, the Company’s first option grant occurred during the fiscal year ended June 30, 2007 and during the fiscal years ended June 30, 2008 and 2007, no options were

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exercised, forfeited or expired. Thus, the amount reclassified to additional paid-in capital from other long-term liabilities based on the March 30, 2008 amendment is equal to the total of our fiscal 2007 and 2008 share-based compensation expense, which represents the fair value of our liability at March 30, 2008.

We believe current disclosure in the Consolidated Financial Statements related to Share-Based Compensation is adequate and no additional clarification is required.
Exhibit List, page II-3
12.	We note the additional exhibits 10.10 and 10.11. Please revise your description of such promissory notes to include for each the name of the parties and the date of execution.

We have revised the description of the promissory notes in the Exhibit List as requested. We have also refiled Exhibit 10.11 to include an allonge that is affixed to the original note.
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     To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me or our Chief Financial Officer, Mal Appelbaum.
Sincerely,
Stephen Lebowitz
Chief Legal Officer

cc:	Alan Kestenbaum Jeff Bradley Mal Appelbaum Jeffrey E. Jordan, Esq. Michael Kaplan, Esq.